James A. J. Nickolas Senior Vice President and Chief Financial Officer

August 4, 2022

VIA EDGAR

U. S. Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

Washington, D.C. 20549

Attention: Ken Schuler

Craig Arakawa

Re: Martin Marietta Materials, Inc.

Form 10-K for the Year Ended December 31, 2021

Filed February 22, 2022

File No. 001-12744

Dear Messrs. Schuler and Arakawa:

We have received your letter dated August 3, 2022 on the above-referenced matter. In light of the staff’s offer to schedule a conference on August 17, 2022 to discuss matters relevant to the comments raised in that letter, we would intend to provide Martin Marietta’s response to those comments within ten business days after August 17, 2022.

Very truly yours,

/s/ James A. J. Nickolas

4123 Parklake Avenue, Raleigh, North Carolina 27612-2309

t. (919) 783-4660 e. jim.nickolas@martinmarietta.com

www.martinmarietta.com